UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MMODAL INC.

(Name of Subject Company)

LEGEND ACQUISITION SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

LEGEND PARENT, INC.

(Name of Filing Person (Parent of Offeror))

ONE EQUITY PARTNERS V, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Gregory A. Belinfanti

Christian Ahrens

Legend Acquisition Sub, Inc.

c/o One Equity Partners V, L.P.

320 Park Avenue

New York, New York 10022

Telephone: (212) 277-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Derek Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500 Fax: (212) 698-3599

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$831,315,758	$95,268.78

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 57,067,956 shares of common stock, par value $0.10, of MModal Inc. outstanding (including shares of restricted common stock) multiplied by the offer price of $14.00 per share, (ii) 1,776,421 shares of common stock, par value $0.10, of MModal Inc., issuable pursuant to outstanding options multiplied by the offer price of $14.00 per share, and (iii) 535,320 outstanding restricted stock units multiplied by the offer price of $14.00 per share. The calculation of the filing fee is based on information provided by MModal Inc. as of July 12, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $95,268.78	Filing Party: Legend Acquisition Sub, Inc.
Form or Registration No.: SC TO-T	Date Filed: July 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2012 (which, together with this Amendment, Amendment No. 1, filed on July 24, 2012, Amendment No. 2, filed on July 25, 2012, Amendment No. 3, filed on July 27, 2012, Amendment No. 4, filed on August 2, 2012, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (the “Parent”), for all of the outstanding common stock, par value $0.10 per share (“Shares”), of MModal Inc., a Delaware corporation (“MModal”), at a price of $14.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 17, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Items 1 through 9 and 11.

Regulation M-A Items 1001-1009 and Regulation M-A Item 1011

Items 1 through 9 and Item 11 of this Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Adding the following paragraph in Items 1 and 4 of the Schedule TO:

“On August 8, 2012, the Purchaser extended the Expiration Date of the Offer until 11:59 p.m., New York City time, on August 14, 2012. The Offer had previously been scheduled to expire at 11:59 p.m., New York City time, on August 13, 2012. The Depositary has indicated that, as of the close of business on August 7, 2012, 18,676,844 Shares had been validly tendered and not withdrawn pursuant to the Offer. The press release announcing the extension of the Offer is filed as Exhibit (a)(1)(J) hereto and is incorporated herein by reference. As described in the press release, on August 8, 2012, the parties to the Delaware Action entered into a memorandum of understanding providing for the settlement of certain litigation in relation to the Offer and the Merger and pursuant to which the Parent and the Purchaser waived certain rights under the Merger Agreement and the Support Agreement. The memorandum of understanding is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

On August 8, 2012, the Parent and the Purchaser waived certain of their rights under the Merger Agreement (the “Waiver Letter”) which waiver has the effect of permitting MModal to release the 19 financial sponsors (excluding affiliates of Sponsor) referred to in the “Background of the Offer and the Merger; Reasons for the Recommendation of the Board – Background of the Offer and the Merger” section of the Schedule 14D-9 that entered into a confidentiality agreement with MModal between March 16, 2012 and April 11, 2012 from the provisions of any standstill with MModal. The Waiver Letter is filed as Exhibit (d)(7) hereto and is incorporated herein by reference.”

Amending and replacing all references regarding the scheduled expiration of the Offer being “11:59 p.m., New York City time, on August 13, 2012” and “11:59 p.m. (New York City time) on August 13, 2012” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “11:59 p.m., New York City time, on August 14, 2012.”

The paragraph under the question of the Summary Term Sheet of the Offer to Purchase entitled “Have any MModal stockholders agreed to tender their Shares?” is hereby amended and restated as follows:

“Yes. Concurrently with the execution of the Merger Agreement, investment entities affiliated with S.A.C. Private Capital Group, LLC (the “S.A.C. Shareholders”) entered into a support agreement with the Parent and the Purchaser (which we refer to as the “Support Agreement”) pursuant to which such stockholders have agreed, among other things, to (i) tender the Shares held by them in the Offer and (ii) support the Merger and the other transactions contemplated thereby, each on the terms and subject to the conditions set forth in the Support Agreement. The Shares subject to the Support Agreement comprise approximately 31% of the outstanding Shares. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

On August 8, 2012, the Parent and the Purchaser delivered a waiver to the Support Agreement (the “Support Agreement Waiver”) to the S.A.C. Shareholders pursuant to which, upon an Adverse Recommendation Change (as defined in the Offer to Purchase) and for so long as a Company Recommendation (as defined in the Merger Agreement) is not subsequently reasserted or reaffirmed, the Parent and the Purchaser shall waive the obligations of each S.A.C. Shareholder to, solely with respect to 50% of the Shares owned by each S.A.C. Shareholder, among other things, (i) tender its Shares in (and not withdraw its Shares from) the Offer, (ii) vote its Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and (iii) not vote its Shares in favor of a competing proposal. See Section 12 — “Purpose of the Offer; Plans for MModal.”

The following is hereby added after the last paragraph of Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with MModal” under the heading “Background of the Offer”:

“On August 8, 2012, the Parent and the Purchaser delivered the Waiver Letter to MModal.

On August 8, 2012, the Parent and the Purchaser delivered a waiver to the Support Agreement (the “Support Agreement Waiver”) to the S.A.C. Shareholders pursuant to which, upon an Adverse Recommendation Change (as defined below) and for so long as a Company Recommendation (as defined in the Merger Agreement) is not subsequently reasserted or reaffirmed, the Parent and the Purchaser shall waive the obligations of each S.A.C. Shareholder to, solely with respect to 50% of the Shares owned by each S.A.C. Shareholder, among other things, (i) tender its Shares in (and not withdraw its Shares from) the Offer, (ii) vote its Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and (iii) not vote its Shares in favor of a competing proposal. We have filed a copy of the Support Agreement as Exhibit (d)(5) to the Schedule TO and have filed the Support Agreement Waiver as Exhibit (d)(8) to the Schedule TO, each of which are incorporated herein by reference.”

The first paragraph of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” under the heading “Merger Agreement” is hereby amended and restated in its entirety as follows:

“The following summary of certain provisions of the Merger Agreement (including with respect to the Waiver Letter) are qualified by reference to the Merger Agreement and the Waiver Letter respectively, which are incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO, have filed Amendment No. 1 thereto as Exhibit (d)(6) to the Schedule TO and have filed the Waiver Letter as Exhibit (d)(7), each of which are incorporated herein by reference.” The Merger Agreement and the Waiver Letter may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning the Parent and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement and the Waiver Letter for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.”

The following is hereby added after the last paragraph of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” under the heading “Merger Agreement”:

“The Waiver Letter

The Waiver Letter permits MModal to release the 19 financial sponsors (excluding affiliates of Sponsor) referred to in the “Background of the Offer and the Merger; Reasons for the Recommendation of the Board – Background of the Offer and the Merger” section of the Schedule 14D-9 that entered into a confidentiality agreement with MModal between March 16, 2012 and April 11, 2012 from the provisions of any standstill with MModal.”

Item 11 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” by adding the following paragraph after the last paragraph under the heading “Legal Proceedings”:

“On August 8, 2012, the parties to the Delaware Action pending in the Court of Chancery of the State of Delaware entered into a memorandum of understanding (the “Memorandum of Understanding”) providing for the settlement of the Delaware Action. Pursuant to the Memorandum of Understanding, the plaintiffs agreed to stay the proceedings in the Delaware Action pending the negotiation, execution and final approval of a settlement agreement and settlement by the Court of Chancery of the State of Delaware.

Under the Memorandum of Understanding, the settlement would resolve the allegations by all plaintiffs in the Delaware Action against all defendants in the Delaware Action in connection with the Merger Agreement, and any disclosures related to the transactions contemplated thereby and, pending approval of the Court of Chancery of the State of Delaware, provide for a release by the putative class of MModal’s stockholders of certain claims against all defendants in the Delaware Action and certain related persons in connection with the Merger Agreement and the transactions contemplated thereby.

Pursuant to the Memorandum of Understanding, the Parent, the Purchaser and MModal agreed to (i) extend the Expiration Date of the Offer until at least 11:59 p.m., New York City time, on August 14, 2012; (ii) permit MModal to release the 19 financial sponsors (excluding affiliates of Sponsor) referred to in the “Background of the Offer and the Merger; Reasons for the Recommendation of the Board – Background of the Offer and the Merger” section of the Schedule 14D-9 that entered into a confidentiality agreement with MModal between March 16, 2012 and April 11, 2012 from the provisions of any standstill with MModal and (iii) upon an Adverse Recommendation Change and for so long as a Company Recommendation (as defined in the Merger Agreement) is not subsequently reasserted or reaffirmed, waive the obligations of each S.A.C. Shareholder to, solely with respect to 50% of the Shares owned by each S.A.C. Shareholder, among other things, (A) tender its Shares in (and not withdraw its Shares from) the Offer, (B) vote its Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and (C) not vote its Shares in favor of a competing proposal. MModal also agreed, pursuant to the Memorandum of Understanding, to make certain additional disclosures in the Schedule 14D-9.

In addition, the settlement is subject to the satisfaction of additional conditions relating to, among other things, negotiation of a definitive settlement agreement and receipt of approval of the settlement from the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a definitive settlement agreement or that the Court of Chancery of the State of Delaware will approve the settlement. If a definitive settlement agreement is not executed or the conditions to settlement are not met, the settlement as contemplated by the Memorandum of Understanding would be of no further force and effect.

The following summary of certain provisions of the Memorandum of Understanding is qualified by reference to the Memorandum of Understanding, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (a)(5)(E) to the Schedule TO.

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

Exhibit No.	Description

(a)(1)(J)	Joint Press Release issued by One Equity Partners and MModal Inc. on August 8, 2012.

(a)(5)(E)	Memorandum of Understanding, dated as of August 8, 2012.

(d)(7)	Waiver of certain Merger Agreement obligations, dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc.

(d)(8)	Waiver of certain Support Agreement obligations, dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2012

LEGEND ACQUISITION SUB, INC.

By:	/s/ Matthew P. Hughes
Name: Matthew P. Hughes
Title: Secretary

LEGEND PARENT, INC.

By:	/s/ Matthew P. Hughes
Name: Matthew P. Hughes
Title: Secretary

ONE EQUITY PARTNERS V, L.P.

By:	OEP General Partner V, L.P.,
as General Partner

By:	OEP Parent LLC,
as General Partner

By:	/s/ Matthew P. Hughes
Name: Matthew P. Hughes
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 17, 2012.*

(a)(1)(H)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 17, 2012.*

(a)(1)(I)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 24, 2012.*

(a)(1)(J)	Joint Press Release issued by One Equity Partners and MModal Inc. on August 8, 2012.**

(a)(5)(A)	Complaint filed by Alan Kahn, on behalf of himself and all other similarly situated, on July 6, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(B)	Complaint filed by Edward Forstein, on behalf of himself and all other similarly situated, on July 9, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(C)	Complaint filed by Scott Phillips, on behalf of himself and all other similarly situated, on July 10, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(D)	Amended Consolidated Verified Class Action Complaint (In re MModal Inc. Shareholder Litigation) filed on July 24, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(E)	Memorandum of Understanding, dated as of August 8, 2012.**

(b)(1)	Debt Commitment Letter, dated as of July 2, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of July 26, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, SunTrust Bank and SunTrust Robinson Humphrey, Inc. *

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Limited Guaranty, dated as of July 2, 2012, by and between One Equity Partners V, L.P. and MModal Inc.*

(d)(3)	Confidentiality Agreement, dated as of April 11, 2012, by and between One Equity Partners IV, L.P. and MModal Inc.*

(d)(4)	Equity Commitment Letter, dated as of July 2, 2012, among One Equity Partners V, L.P., Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

Exhibit No.	Description

(d)(5)	Support Agreement, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and each of S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC. International Equities (S.A.C. Asia) Limited and S.A.C. Multiquant Fund, LLC.*

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated August 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on August 2, 2012).*

(d)(7)	Waiver of certain Merger Agreement obligations dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc..**

(d)(8)	Waiver of certain Support Agreement obligations, dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc.**

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.